FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued yesterday by The Saudi British Bank (SABB), a 40% indirectly held associate of HSBC Holdings plc.

13 January 2014

THE SAUDI BRITISH BANK
2013 RESULTS

• Net profit of SAR3,774m (US$1,006m) for the year ended 31 December 2013 - an increase of SAR534m (US$142m), or 16.5%, compared with SAR3,240m (US$864m) for the same period in 2012.

• Operating income of SAR5,815m (US$1,551m) for the year ended 31 December 2013 - an increase of SAR649m (US$173m), or 12.6%, compared with SAR5,166m (US$1,378m) for the same period in 2012.

• Customer deposits of SAR139.0bn (US$37.1b) at 31 December 2013 - an increase of SAR18.6bn (US$5.0bn), or 15.4%, compared with SAR120.4bn (US$32.1bn) at 31 December 2012.

• Loans and advances to customers of SAR106.1bn (US$28.3bn) at 31 December 2013 - an increase of SAR10.0bn (US$2.7bn), or 10.4%, compared with SAR96.1bn (US$25.6bn) at 31 December 2012.

• The bank's investment portfolio totalled SAR37.4bn (US$10.0bn) at 31 December 2013 - an increase of SAR9.8bn (US$2.6bn), or 35.5% compared with SAR27.6bn (US$7.4bn) at 31 December 2012.

• Total assets were SAR177.3bn (US$47.3bn) at 31 December 2013, compared with SAR156.7bn (US$41.8bn) at 31 December 2012, an increase of 13.2% or SAR20.6bn (US$5.5bn).

• Earnings per share of SAR3.77 (US$1.01) for the year ended 31 December 2013 - an increase of 16.5% from SAR3.24 (US$0.86) compared with the same period in 2012.

Commentary
Sheikh Khaled Olayan, Chairman of SABB, said: "SABB's strategy of diversifying its income streams and controlling its costs ensured another strong financial performance in 2013. SABB's continued focus on risk management, asset quality and maintaining strong capital and liquidity positions provides SABB with growth opportunities in line with our strategic objectives.

"We would again like to thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at ibrahimabomouti@sabb.com

Investor Relations enquiries at InvestorRelations@sabb.com

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                       Date: 13 January 2014